Filed by Cadeler plc

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Cadeler A/S (Commission File No.: 001-41889)

Registration Statement File No.: 333-298599

SharePoint post

Headline: Update on Cadeler’s Proposed Redomiciliation to the UK

Today, we are announcing that Cadeler’s Board of Directors has approved the proposed redomiciliation of Cadeler’s parent company from Denmark to the United Kingdom.

Strengthening Cadeler for future growth

The redomiciliation is a strategic decision to strengthen Cadeler for future growth by enabling us to attract a broader international investor base and drive long-term value creation for our current shareholders.

It is important to stress that the redomiciliation is simply a change to Cadeler’s legal structure. Cadeler as you know it – including who we are, how and where we work – will remain the same.

Cadeler will continue to have a significant operational presence in Denmark. Our offices in Copenhagen and Vejle will remain as they are today, and the redomiciliation will not affect current functions or jobs in Denmark, where we will continue to expand our operations.

Even though Cadeler is already an international company today, we will always be proud of our Danish roots. Our Nordic values of openness, trust and collaboration have been and remain essential to our success, and will continue to be fundamental to our culture and the way we work together and engage with our clients and partners going forward.

Next steps

The exchange offer launched today will remain open to Cadeler’s shareholders for an initial offer period of four weeks. If the conditions to the offer are met (including acceptance by holders representing more than 90% of Cadeler’s outstanding shares), the redomiciliation will then be completed. If the conditions to the offer are not met, it will not be completed. In that scenario, Cadeler will continue to operate and to pursue continued growth entirely as it does today, but it will not obtain the advantages it is seeking in pursuing the redomiciliation.

For further information, please read the email I have sent you today. You may also reach out to your leader or to a member of the Executive Management team, who will be happy to answer any questions you may have.

Best regards,
Mikkel Gleerup

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus as defined by the EU Prospectus Regulation or offer document pursuant to Directive 2004/25/EC on takeover bids, as amended (the “EU Takeover Directive”) but relates to the proposed redomiciliation of Cadeler A/S, a public limited liability company incorporated under the laws of Denmark (“Cadeler”), from Denmark to the United Kingdom (the “Redomiciliation”), to be effected by way of a registered exchange offer (the “Offer”) by Cadeler plc, a company incorporated under the laws of England and Wales (“Cadeler plc”) to exchange for each outstanding ordinary share of Cadeler, with a nominal value of DKK 1.00 per share (each, a “Cadeler Share”), including Cadeler Shares represented by American Depositary Shares, each representing four (4) Cadeler Shares (the “Cadeler ADSs”), validly tendered and not validly withdrawn in the Offer, one (1) ordinary share of Cadeler plc, with a nominal value of $1.00 per share (each, a “Cadeler plc Share”).

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler plc or Cadeler has published following approval by the Norwegian Financial Supervisory Authority or filed or will file with the U.S. Securities and Exchange Commission (the “SEC”).

Cadeler plc has also prepared a combined English language prospectus and offer document (the “EU/EEA Prospectus”) in connection with the Offer and the related listing of Cadeler plc shares on the Oslo Stock Exchange in accordance with Regulation (EU) 2017/1129, as amended, and implemented into Norwegian law (the “EU Prospectus Regulation”) and Directive 2004/25/EC on takeover bids, as amended (the “EU Takeover Directive”), as implemented into Norwegian and Danish law. The EU/EEA Prospectus has been approved by the Financial Supervisory Authority of Norway and passported to Denmark.

Cadeler plc has filed with the SEC a Registration Statement on Form F-4 which includes an offering prospectus with respect to the Offer (the “U.S. Prospectus/Offer to Exchange”), and has filed or will file with the SEC a Tender Offer Statement on Schedule TO, and Cadeler has filed or will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the Offer. The Registration Statement on Form F-4 has been declared effective by the SEC. This communication does not contain all the information that should be considered concerning the proposed Redomiciliation and Offer and is not intended to form the basis of any investment decision or any other decision in respect of the proposed Redomiciliation and Offer for shares in Cadeler.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE EU/EEA PROSPECTUS, REGISTRATION STATEMENT, THE OFFER MATERIALS (INCLUDING THE U.S. PROSPECTUS/OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS APPROVED BY THE FINANCIAL SUPERVISORY AUTHORITY OF NORWAY OR FILED BY EACH OF CADELER PLC AND CADELER WITH THE SEC IN CONNECTION WITH THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER PLC, CADELER, THE PROPOSED REDOMICILIATION (INCLUDING THE OFFER) AND RELATED MATTERS THAT CADELER SHAREHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and shareholders will be able to obtain the EU/EEA Prospectus, the Registration Statement, the Offer materials (including the U.S. Prospectus/Offer to Exchange, a related letter of transmittal and certain other Offer documents) and the solicitation/recommendation statement, if and when they become available free of charge from Cadeler’s website at www.cadeler.com, and other documents filed with the SEC by Cadeler plc and Cadeler at no cost to them through the website maintained by the SEC at www.sec.gov. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed Redomiciliation or Offer or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the United States Securities Act of 1933, as amended (the “Securities Act”) and applicable European/European Economic Area or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, any public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Notice to investors and shareholders in the EU/EEA

The EU/EEA Prospectus as referred to in this announcement has been prepared on the basis that all offers of Cadeler plc shares to persons in any member state of the European Economic Area (the “EEA”) outside Norway and Denmark (a “Relevant Member State”) will be made pursuant to an exemption under the EU Prospectus Regulation from the requirement to publish a prospectus for offer of Cadeler plc shares. Accordingly, any person making or intending to make any offer within the EEA of Cadeler plc shares which is the subject of the Offer contemplated in the EU/EEA Prospectus within any Relevant Member State should only do so in circumstances in which no obligation arises for Cadeler plc or the Receiving Agent (as defined in the EU/EEA Prospectus) to publish a prospectus or pursuant to Article 1 of the EU Prospectus Regulation or a supplement prospectus pursuant to Article 23 of the EU Prospectus Regulation, in each case, in relation to such offer. Neither Cadeler plc nor the Receiving Agent have authorised, nor do they authorise, the making of any offer of Cadeler plc shares through any financial intermediary, other than offers made by the Receiving Agent which constitute the final placement of Cadeler plc shares contemplated in the EU/EEA Prospectus.

Notice to Investors and shareholders in the United Kingdom

In the United Kingdom, offers of the Cadeler plc pursuant to the Offer are only being made (i) to persons who are “qualified investors” as defined in paragraph 15 of Schedule 1 of the Public Offers and Admissions to Trading Regulations 2024 (the “POATR”), (ii) to fewer than 150 natural or legal persons (other than qualified investors as defined under paragraph 15 of Schedule 1 of the POATR), or (iii) in any other circumstances falling within Part 1 of Schedule 1 of the POATR.

This communication is addressed to and directed only at, persons who are outside the United Kingdom and persons in the United Kingdom (i) falling within the definition of “investment professionals” within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) who are high net worth bodies, corporate, unincorporated associations and partnerships and trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order; or (iii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as, “Relevant Persons”). This communication is directed only at Relevant Persons. Other persons should not act or rely on this communication or any of its contents. Any investment or investment activity to which this communication relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this communication will only be responded to if the person concerned is a Relevant Person.

Notice to investors and shareholders in Russia, Belarus or other sanctioned jurisdictions

Cadeler plc will not accept for exchange Cadeler Shares or Cadeler ADSs as described in the EU/EEA Prospectus and the U.S. Prospectus/Offer to Exchange tendered by any Russian or Belarusian national, any natural person residing in Russia or Belarus (except for EU, EEA or Swiss nationals and persons holding an EU, EEA or Swiss residence permit), any legal person, entity, or body established in Russia or Belarus (including EU branches of such legal persons, but excluding subsidiaries of Russian or Belarus legal entities organised or incorporated within the EU), or any natural or legal person where the issuance of securities to such person would result in a breach of any economic or financial sanctions, laws and/or regulations, trade embargoes, boycotts, prohibitions, restrictive measures, decisions, executive orders or notices from regulators implemented, adapted, imposed, administered, enacted and/or enforced by any of (i) the United States of America, including, but not limited to, the United States Treasury Department’s Office of Foreign Assets Control, (ii) the United Nations, (iii) the European Union and/or any member state thereof, (iv) the State Secretariat of Economic Affairs of Switzerland, (v) the United Kingdom Government (including His Majesty’s Treasury and the Foreign, Commonwealth & Development Office), and (vi) any other applicable country or jurisdiction.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the Securities Act) with respect to the proposed Redomiciliation and Offer, including statements regarding the benefits of the Redomiciliation and the anticipated timing of the Redomiciliation. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Cadeler plc and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Cadeler plc nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited to: (i) the risk that the Offer is subject to conditions, not all of which are within Cadeler plc’s control, (ii) the risk of Cadeler shareholders who do not tender their Cadeler Shares and/or Cadeler ADSs prior to the expiration date becoming a minority shareholder of Cadeler and subject to the squeeze-out, (iii) adverse effects on the liquidity and value of non-tendered Cadeler Shares and Cadeler ADSs, (iv) failure to realize the expected benefits of the Redomiciliation, (v) potential disruptions in the business of the Group, which could have an adverse effect on its business and financial results, (vi) risks relating to the Redomiciliation triggering transaction costs and expenses without resulting in any significant cost savings or synergies, (vii) risks related to England and Wales and the United States being the exclusive forums for any legal proceeding, suit or action, (viii) risks related to the enforcement of judgments of U.S. courts against Cadeler plc or its directors or officers, (ix) Cadeler plc’s dependency on dividends and other distributions received from its subsidiaries, which may be subject to restrictions, (x) no assurance that the Offer will not be a taxable transaction for U.S. federal income tax purposes, (xi) risks related to tax and to changes in tax laws, including as a result of the Redomiciliation, (xii) the Group’s limited number of vessels and its vulnerability in the event of a loss of revenue relating to any such vessel(s), (xiii) risks inherent to Cadeler’s offshore operations, (xiv) the possibility that the utilization of the Group’s vessels may be lower than expected and that its backlog of contracts may fail to materialize, (xv) contractual and non-contractual legal risks related to the Group’s operations which may expose the Group to financial losses and for which the Group may not have insurance coverage, (xvi) risks related to the ordering, construction and delivery of newbuild vessels and upgrades of existing vessels, (xvii) failure to maintain an effective system of internal control over financial reporting, (xviii) risks relating to technical, maintenance, transportation and other commercial services supplied to the Group by third parties, (xix) increased competition and volatility in demand, (xx) international, national or local economic, social, political or geopolitical conditions and macroeconomic factors that could adversely affect the Group, (xxi) risks deriving from restrictive covenants and other conditions under Cadeler’s financing arrangements and financial risks arising generally as a result of the Group’s level of indebtedness, (xxii) risks relating to the failure to retain and recruit key personnel and/or to labor disruptions, (xxiii) risks relating to any failure to comply with applicable laws and regulations as well as expectations regarding environmental, social and governance as well as sustainability matters, (xxiv) risks related to Danish, Cypriot, U.K. and U.S. taxation, (xxv) credit, interest and exchange rate risks, (xxvi) differences in the rights of shares in Cadeler plc to be received as a result of the Redomiciliation from Cadeler Shares, (xxvii) the risk that there may not be an active trading market for the shares in Cadeler plc, (xxviii) the risk that transfers of the shares in Cadeler plc outside the Depository Trust Company and Euronext Securities Oslo may be subject to stamp duty or stamp duty reserve tax in the U.K., (xxix) the risk that the listing of shares in Cadeler plc on the New York Stock Exchange and Oslo Stock Exchange may not succeed as expected, and (xxx) the ability of certain of the Cadeler Group’s largest shareholders to influence matters requiring shareholder approval. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Cadeler plc, Cadeler or the Group will be those that the Group has anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Cadeler plc's or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from historical experience and present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Group’s business, including those described in Cadeler’s Annual Report also published on Form 20-F for the fiscal year ended December 31, 2025, Cadeler’s interim financial reports for the period ended 30 June 2026, Cadeler’s stock exchange announcements published through the Oslo Stock Exchange, reports on Form 6-K and other documents filed from time to time by Cadeler with the SEC. Cadeler plc and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and, except as required by law, Cadeler plc and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.